June 30, 2008

Michael Moran
Accounting Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, D.C. 20549

   Re: The Hartcourt Companies, Inc.
   Form 10-K for Fiscal Year Ended May 31, 2007
   Filed September 13, 2007
   File No. 001-12671
   Form 10-Q for the Quarterly Period Ended November 30, 2007
   Filed January 11, 2008
   File No. 001-12671

Dear Michael,

This letter responds to your letter dated May 9, 2008.  The Company has carefully considered the Staff’s comments and offers the following responses.  Upon resolution of all of the Staff’s comments, the Company will amend the filing as appropriate.

Item 8. Financial Statements and Supplementary Data, page 30

Consolidated Balance Sheets, page 31

1.
We note your responses to prior comments seven and eight in our letter dated February 26, 2008.  Please advise or revise your financial statements to characterize and present your discontinued operations in accordance with paragraph 43 of SFAS No. 144.  Please also expand Note 13 to include all of the disclosures required by paragraphs 47 of SFAS No. 142 and the presentation and disclosure requirements of paragraphs 46 and 47 of SFAS No. 144, separately for each disposed component, so as to highlight the impairment charges, gains or losses and amounts of pretax revenue and profits and tax effects included in discontinued operations or disclose why any requirement is not applicable.

Response:
We will update the disclosure as per your guidelines as mentioned above to disclose appropriately the discontinued operations by each disposed entity.

2.
We note your response to prior comment nine in our letter dated February 26, 2008.  Please show your minority interests separately when disclosing the classes of assets and liabilities in Control Tech and Shanghai Huaqing assets held for sale.  Please also disclose and tell us in your response if each disposed entity reporting losses in any of the periods presented, if losses applicable to the minority interest in the subsidiary exceeded the minority owners’ capital and, if so, whether you charged those further losses entirely to the majority interest owner, to the extent applicable.  See paragraph 15 of ARB 51.

Response:

We will amend the foot note to disclose the Minority Interest separately.

Losses applicable to Minority Interest are allocated up to the extent of Minority Interest only, any excess passed on to the majority interest.

Note 9 Acquisition, page 48

3.
We note your response to prior comment 19 in our letter dated February 26, 2008.  Please tell us the facts and circumstances that support the impairment being recorded in the quarter ended November 30, 2007 and not prior periods.  Your Form 10-Q as of November 30, 2007 does not include the disclosures required by paragraph 47 of SFAS No. 142.

Response:
During the quarter ended November 30, 2007 the Company found that China Princely accreditation and authorization process is taking longer than expected. As a result management decided to perform the goodwill impairment test due to uncertainty caused by lengthening of time to get the approval done.
We will amend the 10Q to add the disclosure as per paragraph 47 of SFAS No. 142.

4.
Your response states China Princely did not possess accreditation or authorization from the government.  Please tell us if China Princely reported any revenues in the periods presented in Note 9 and how being unaccredited and lacking regulatory approval impacted its ability to conduct operations as of May 31, 2007.  Then tell us how this fact was considered and prioritized with other existing observable inputs used to measure the entity’s estimated fair value in your cash flow projections.  Please be specific in your response and provide the valuation report to support your conclusion.

Response: No revenue was reported in the un-audited pro-forma information related to China Princely as no revenue was generated during the periods presented. The reason for not generating any revenue is due to the fact that China Princely had not received any accreditation and authorization from the government which affected its ability to conduct its education/training programs.

The future cash flows projections were solely based on the fact that China Princely will get the approval from the government for which it had recently applied. It was unpredictable at that time that the approval process will take longer than expected. The valuation was based on the assumption that everything will be completed in the normal course of business.

Attached appraisal report for your reference.

Note 13 Discontinued Operations, page 49

5.	We note your response to prior comment 20 in our letter dated February 26, 2008 and we repeat our request to provide us with an example of the revised disclosure, as applicable.

Response: As requested, following is the example of the revised disclosure.

On February 26, 2007, the Board of Directors approved the resolution to dispose off the operations of Shanghai Jiumeng Information Technology Co., Ltd. (“Shanghai Jiumeng”) and entered into a definitive agreement with Shanghai Shiheng Architecture Consulting Co., Ltd to sell its 100% equity interests in Shanghai Jiumeng Information Technology Co., Ltd. (“Shanghai Jiumeng”), which holds 51% equity interest in Shanghai Huaqing Corporation Development Ltd. (“Shanghai Huaqing”).

On June 11, 2007, Shanghai Shiheng Architecture Consulting Co., Ltd (the “Purchaser”) terminated the Sales & Purchase Agreement it had entered into with The Hartcourt Companies, Inc. (the “Company”) on February 26, 2007.  The Purchaser refused to consummate the transaction for the agreed upon purchase price.  Pursuant to that agreement, the Company would have sold its interest in Shanghai Jiumeng Information Technology Co., Ltd, which holds a 51% equity interest in Shanghai Huaqing Corporation Development Ltd.

In June 2007 we have entered into a nonbinding Memorandum of Understanding (the “MOU”) to sell our 51% interest in Shanghai Huaqing Corporation Development Co., Ltd to its minority shareholders. The MOU is subject to execution of a definitive agreement, and subject to the receipt of required third party consents and approvals. The contemplated purchase price is RMB 4,000,000(US$525,491). In addition, a shareholder of Huaqing Shanghai will return 997,550 shares of our common stock to the individual or entity designated by us, while the shares are expected to be sold for US$49,878 (RMB379,668) cash.

Following is the summary of net assets held for disposition as of May 31, 2007:

Current assets	14,715,732.13
Property & equipment	30,851.71
Current liabilities	9,011,278.92
Net assets	5,735,304.92
Less: Minority Interest	2,810,298.92
Majority Interest	2,925,006.00
Less: Provision against disposal loss	(2,349,637)
Net assets held for disposal	$575,369

During the year ended May 31, 2007, revenue from Huaqing amounted to $28,999,294.3 while net income/(loss) prior to income tax amounted to $90,156 reported in the discontinued operations in the accompanied consolidated financial statements.

Item 15. Exhibits and Financial Statement Schedules

6
We note your response to prior comment 22 in our letter dated February 26, 2008 and we repeat our request to provide a detailed explanation of the regulatory restrictionsand the SAB Topic 6.K.2 analysis to confirm you are not required to provide condensed parent company financial information.  Your disclosure on page 15 states the Chinese government prevents Chinese enterprises from making payments to affiliates located overseas except in very limited circumstances.  Please tell us and disclose those circumstances.  Rule 4-08(e) of Regulation S-X specifically requires additional disclosures when a registrant's proportionate share of net assets of its subsidiaries may not be transferred to the parent company in the form of loans, advances or cash dividends by without the consent of a foreign government.

Response: It is not accurate for the disclosure on page 15 stating the Chinese government prevents Chinese enterprises from making payments to affiliates located overseas except in very limited circumstances. A registrant's proportionate share of net assets of its subsidiaries may  be transferred to the parent company in the form of loans, advances or cash dividends through application to State Administration of Foreign Exchange.  We will revise accordingly.

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Per your request, we furnish you in writing the following statement acknowledging that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, please contact us through mail mary.qi@hartcourt.com or fax (86 21) 5111 3719.

Sincerely,

/s/ Victor Zhou
Chief Executive Officer